EXHIBIT 99.1

Precision Drilling Corporation Announces Voting Results From the 2018 Annual General Meeting of Shareholders

CALGARY, Alberta, May 16, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) held its 2018 Annual General Meeting of Shareholders in Calgary on May 16, 2018. A total of 192,600,409 shares (approximately 65.68% of the outstanding common shares) were represented in person or by proxy.

1. Shareholders approved the appointment of 8 board members (7 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	166,583,246	97.37%	4,498,775	2.63%
William T. Donovan	166,590,627	97.37%	4,491,394	2.63%
Brian J. Gibson	168,774,348	98.65%	2,307,673	1.35%
Allen R. Hagerman	165,377,697	96.67%	5,704,324	3.33%
Steven W. Krablin	148,687,430	86.91%	22,394,591	13.09%
Susan M. MacKenzie	166,076,736	97.07%	5,005,285	2.93%
Kevin O. Meyers	148,383,173	86.73%	22,698,848	13.27%
Kevin A. Neveu	169,919,315	99.32%	1,162,706	0.68%

2. The appointment of KPMG LLP as Precision’s auditors, with 98.09% of shares represented at the meeting voting in favour of the appointment.

3. Management’s approach to executive compensation (‘Say-on-Pay’) disclosed in Precision’s Management Information Circular, with 89.81% of shares represented at the meeting voting in favour of the advisory resolution.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com